Mail Stop 03-06


								June 27, 2005


Jennifer A. Thompson
Chief Financial Officer
Winland Electronics, Inc.
1950 Excel Drive
Mankato, Minnesota 56001


	Re:	Winland Electronics, Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed March 21, 2005
		File No. 001-15637

Dear Ms. Thompson:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant